SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under

Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

METALINK LTD.

(Name of Subject Company (Issuer))

TOP ALPHA CAPITAL S.M. LTD.

(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE

(Title of Class of Securities)

M69897110

(CUSIP Number of Class of Securities)

Daniel Magen

Top Alpha Capital S.M. Ltd.

5 Kinneret St., BSR Tower 3, Bnei Brak, Israel

Telephone: +972-72-211-7400

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

With copies to: Steve Kronengold, Adv. SRK Kronengold Law Offices 7 Oppenheimer St. Rehovot76701, Israel Telephone: +972-8-936-0999

CALCULATION OF FILING FEE

Transaction Valuation* $715,000	Amount of Filing Fee** $72.00

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying the maximum number of ordinary shares of Metalink Ltd. subject to the tender offer (550.000 ordinary shares) by the offering price ($1.30 per share).
**	Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00010070.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None. Form or Registration No.: Not Applicable.	Filing Party: Not Applicable. Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Top Alpha Capital S.M. Ltd., an Israeli corporation, ("Top Alpha") and relates to the offer by Top Alpha to purchase 550,000 outstanding ordinary shares, nominal (par) value NIS 1.00 per share (the “Shares”), of Metalink Ltd. (“Metalink”), at $1.30 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January13, 2016 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The information set forth in Section 8 (“Information Concerning Metalink”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth under in Section 6 (“Price Range of the Shares Etc.”) in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b) and (c) The information set forth in the Offer to Purchase under “Introduction,” and Section 9 (“Information Concerning Top Alpha) in the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

 “Summary Term Sheet;”

  “Introduction;”

 Section 1 (“Terms of the Offer; Proration; Expiration Date”);

 Section 2 (“Acceptance for Payment and Payment”);

 Section 3 (“Procedures for Tendering Shares or Notifying Us of Your Objection to the Offer”);

 Section 4 (“Withdrawal Rights”);

 Section 5 (“Material U.S. Federal Income Tax and Israeli Income Tax Consequences”);

 Section 11 (“Conditions of the Offer”); and

 Section 14 (“Miscellaneous”).

The information set forth in the Letter of Transmittal and the Notice of Objection, copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(F), respectively, is also incorporated herein by reference.

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ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) and (b) The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer—Related Party Transactions,” and Section 9 (“Information Concerning Top Alpha”) in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Background to the Offer—Background” and “Background to the Offer—Purpose of the Offer; Reasons for the Offer” is incorporated herein by reference.

(c)(1) through (c)(7) The information set forth in the Offer to Purchase under “Background to the Offer—Plans for Metalink after the Offer; Certain Effects of the Offer,” Section 7 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 9 (“Information Concerning Top Alpha”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Background to the Offer—Background” and Section 10 (“Sources and Amount of Funds”) is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer—Related Party Transactions,” and Section 9 (“Information Concerning Top Alpha”) in the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase under Section 13 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) and (b) Financial and pro forma information with respect to Top Alpha has not been included in this Schedule TO because Top Alpha believes that such financial statements are not material to the decision of holders of Shares whether to sell, tender or hold the Shares in the Offer. Top Alpha believes that the financial condition of Top Alpha is not material because (i) the consideration offered for the Shares consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) Top Alpha has sufficient sources of cash, including credit lines, to purchase the Shares.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Purchase under “Background to the Offer—Interest of Persons in the Offer,” “Background to the Offer—Related Party Transactions,” Section 7 (“Effect of the Offer on the Market for Shares; Registration Under the Exchange Act”), Section 9 (“Information Concerning Top Alpha”) and Section 12 (“Legal Matters and Regulatory Approvals”) is incorporated herein by reference. Top Alpha is not aware of any pending material legal proceedings relating to the Offer.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

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ITEM 12. EXHIBITS.

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated January 13, 2016.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.
(a)(1)(F)	Notice of Objection.
(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).
(a)(5)(A)	Text of Press Release issued by Top Alpha on January 13, 2016.
(b)	Not applicable.
(c) (d)	Not applicable. Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

TOP ALPHA CAPITAL S.M. LTD.
By: /s/ Daniel Magen
Name: Daniel Magen
Title: CEO

Dated: January 13, 2016

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